Exhibit 99.3

Press Conference

press conference

Q3 FY 2015 RESULTS

January 9, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

Pravin Rao

Chief Operating Officer

PRESS

Chandra

ET NOW

Anya

Reuters News

Poornima

CNBC

Bipu

Pankaj

ET

Sujit John

Times of India

Pravin Sirish

Bloomberg

George Thomas

Deccan Herald

Varun Sood

Economic Times

Madhavan

Hindustan Times

Moderator

Good Evening, everyone and thank you for joining us today, as we announce the Infosys Q3 Results. We will start the press conference by an overview by Vishal on the company’s performance over the last quarter and then we will go into the Q&A. Vishal, if you could join us.

Vishal Sikka

Thank you, Sarah. We are all very excited about the results today and the growth that we have announced as well as additional dimensions in which we see our dual strategy of renewing our customers landscape and in parallel renewing our own existing services, as well as helping our clients go into areas, new frontiers, and in parallel building our own new capabilities, is starting to resonate. We are extremely excited about the results, in particular with regard to margins as well as utilization and volume growth which are all very satisfying. In the case of volume growth we have seen highest growth in the last three years of any quarter and if you just look at Q3 of the last five years, in the case of our utilization at 82.7%, we are at the highest utilization in the last eleven years, so we are quite excited about this.

We have Pravin and Rajiv and I have agreed on a 100% variable bonus payout calculation for the teams in the company once again for the second time in a row.

And one of the things that I am most excited about is that our Board has agreed to expand our startup investment fund from a $100 mn which is what it used to be, to $500 mn to invest in companies around the world. But what I am particularly excited about is to have a dedicated focus towards India. The reason for that is more and more we see that next-generation innovation that businesses are looking for are going to come from startup companies and we are looking forward to helping startups achieve scale. I read recently in one of the media reports that startups in India, in particular, struggle to achieve scale especially international scale. That is an area that we can really help them and therefore we are very excited about this fund. So with that Pravin and Rajiv, if you have any comments, otherwise we will open it up to Q&A.

Rajiv Bansal

We will open it up for questions.

Chandra

Chandra from ET NOW. Vishal, just trying to understand this $500 mn. Is it outside the M&A strategy, is it part of that, and also the people who will run it? I mean, you already have Deepak Padaki, you recently hired Ritika Suri. How you are really structuring this team, if you can give us some color on that? Thanks.

Vishal Sikka

That is a very good question, Chandra. The $500 mn is dedicated for investments, separate from M&A. This is just something that we will use to invest in partnerships in startups in investments and so forth. We are going to run it out of our Corporate Center. Ritika is presently doing business development and M&A and Deepak is doing strategy, and Deepak is also currently running the fund. But over the next few weeks, we will establish how we will operate this. Whether we create a separate venture fund itself that manages this within the company or we do it directly as investments from the company. We have to structure that. Now that the amount is $500 mn, it is necessary to set that up. I would expect that over the next week or possibly 3-4 weeks you should hear how we will set this up.

Anya

Hello, Dr. Sikka, Anya from Reuters News. I had a question about your push towards Artificial Intelligence and Machine Learning. One is, what is the biggest challenge you faced off late and if you have maybe an internal target or a guess estimate of how long it would take for you to see yourself as a big player in the Artificial Intelligence industry and maybe like how much of an investment you are going to see from that?

Vishal Sikka

As with all transformations, the biggest one is of course to ensure that the people have the right skills, that the people have the right capabilities. One of the things that we have done-Binod and his team, I do not know if Vinod is in the room, has established a new Artificial Intelligence class in Mysore as well as in our other Delivery Centers. This is a very nice state-of-the-art AI class. It is two weeks long. We have 1,000 people who have gone through this training in Machine Learning and AI related areas in the last quarter. We will expect to see more and more of this. We are seeing around 10 completely new AI-centric projects that we have started at clients, major projects involving complex AI techniques, neural networks to test the stresses on the airframe of an airline, probabilistic networks to determine fraud in retail companies, things of this nature. We have started that already. One way that we will measure this is obviously how many people are aware of technologies like this, another way that we will measure it is how many client projects we have going on. Our endeavor will be to touch certainly the top 100 clients as quickly as possible and over time get to every single client doing at least one of these innovative next-generation projects.

Participant

Okay, so you had mentioned that this time you had the highest volume growth in 3 years. So I was just wondering what would you attribute that to? That is my first question. And my second question is, you were talking about the pricing pressure in traditional services. Has it already played out?

Vishal Sikka

The volume growth I would only attribute to awesome performance by our amazing team. The pricing pressure, yes, we have seen that. We have seen a downward pricing pressure on what we call revenue productivity per employee that is billed. Rajiv and Pravin can talk more about that. Most of it is probably because of certain one-time kinds of things around this quarter and unique circumstances and so forth. I will make a general longer-term statement and my sense is that you will continue to see downward pressure on prices both in terms of shrinking overall budgets in those areas as well as pressure on the way that those services are delivered. That is simply because for the lack of a better phrase, we can refer to, “it is delivering yesterday’s services in yesterday’s ways”. I believe more and more that time for that has come to an end. This will of course, take a very long time to wind down, but nonetheless the long-term picture is very clear, the future is looking for more innovation, more productivity and more Automation. Clients are looking for that. Therefore, the more that we do in those directions, the better. I do see that there will be, over a longer term, continued downward pressure on these services. But I also see equally, that is why we have the emphasis on the one hand renewing all of our existing services with the power of Automation, with the power of AI and so on to improve productivity, to improve efficiency and in parallel doing these new kinds of things. I believe that productivity improvement in the existing services as well as complimenting them with new services will more than offset the effect of the downward price pressure. It is like the 4x6 pictures used to cost $5, and now they cost basically the price of a paper that they are printed on and there is no point in fighting the 4x6 picture for $5.

Poornima Murali

Hi, this is Poornima from CNBC. Why has the revenue per employee gone down? And also can you give us a breakup of margins in terms of volume, pricing, utilization? And when will the attrition rate come down to 13% to 15%, do you have a timeframe? Thank you.

Vishal Sikka

As I mentioned, I believe in constant currency terms, the pricing came down by about 1.7% and as reported basis 3.4%. That is related to the traditional ways of doing services as well as many other factors that were specific to Q3 and specific to the circumstances that many projects happen to be in and so forth. I would not focus so much on the particular amount of drop that we saw in that area because if you look at the other side of it, which is the overall revenue per employee in the company, which is a true measure of the improved productivity across the company, there we have gone up. That number which is the revenue per employee on total number of employees in the company, has gone from $52, 300 at the end of Q2 on a 12-month trailing basis ending at Q2, to $52,700 at the end of Q3 over the last 12-month trailing up to Q3. So, that number is going up. If we are successful in renewing ourselves with Automation and AI and complementing and amplifying people’s ability with better software, better innovation, better inventive things, better creativity, then you will see this number going up further. The breakdown on the margins, maybe Rajiv, you can answer this.

Rajiv Bansal

If I were to break down the margins, I have to take you through the entire profit and loss account which will be difficult to do. But just to explain the high level numbers, you know the rupee depreciated about 2.5% during the quarter which gave us a benefit of about 60 to 70 basis points and that is what you see flowing to the margins straightaway. A lot of the other operation improvements that we have seen in the quarter- utilization improvement, onsite mix coming down, higher volume growth, have been ploughed back into business to a large extent. During the quarter as we have mentioned earlier, we have rolled out about 5,000 promotions, we have given holiday bonus that Vishal was talking about; 100% payout to employees, we have done salary corrections for a few set of people in specialized skills and technologies. A lot of operational benefits are being ploughed back into business. As we have been stating, we are continuing on our journey of cost optimization, cost rationalization, we will continue to do that, we will continue to look at our cost very carefully. All the savings that we get out of that will be ploughed back into the business to accelerate our growth.

Participant

Hi, Vishal. Last quarter also your performance was quite satisfactory and this quarter of course it is extremely good. The one question that everybody would be wondering is, do you call this a turnaround and do you think that the company is now in its way to become a bellwether again and touch industry-leading growth?

Vishal Sikka

I think it is too early to say that. I would not quite jump to that conclusion as much as I would love to. I think it is way too early. If we just look at the motions of a services company, this would be a way too early. We have seen early signs however of the strategy taking effect, that is for sure. I gave many examples in the earnings call earlier, perhaps you can see the transcript of that. The several clients that we have worked with over this quarter have worked with us on both renewal of their services as well as offering new kinds of services in parallel. We have started more than 56 projects on our Infosys Information Platform which is our open source-based platform for Big Data and Analytics. We have done for design thinking alone, where we are simply doing design workshops with clients, we already have more than 25 of these design workshops going on. I mentioned already the Artificial Intelligence projects. So, there are lots of signs already of the strategy making its way into the business, but I think in terms of revenues, this will take some time for you to see.

Participant

Rajiv, I have a question for you. Why was the guidance given at exchange rate based on September 30th and not December 31st? Is this going to be the precedence that you will base it at the beginning of the year and then you will not be changing it according to the currency fluctuation?

Vishal Sikka

Maybe before, Rajiv, you answer it; maybe I being in the technologist here delve into this matter. The main thing is that we have seen tremendous currency fluctuation especially over the last few weeks, as all of you know. It impacts all different parts of the world where we do business in different ways and Rajiv can tell you the massive fluctuation that we have seen all around the world. So in Star Trek, Dr. McCoy used to tell Capt. Kirk that, “Damn it Jim, I am a doctor not a bricklayer.” I would be tempted to say, “Damn it Jim, I am a technology and services Company, not a currency speculator.” The reason for the guidance is simply we racked our brains around how to look at this. We know that there was tremendous interest in how the guidance was going to look. All what we know is that our plan has been to execute on a 7% to 9% performance based on what we said on the 10th of October based on the number of September 30, so, that is what we are sticking to. Rajiv.

Rajiv Bansal

I think Vishal answered it all, there is nothing more to say. For the last 2 weeks I was working very hard in trying to forecast the currency for the next quarter and Vishal finally told me “We are in technology business and not in the business of forecasting currency, so, do not do it.” So, I did not do it. That is the reason that guidance is on September 30th exchange rate. Having said that, you look at the currency fluctuation over the last quarter, it is about 7.5% movement in a quarter can really take all your calculation out of whack. Even if you look at in the last one week alone, we have seen currencies move by around 2%. In such a volatile currency environment, it is not prudent to forecast a guidance on a current exchange rate or what it is likely to be. We decided that we have given guidance as of October 10th based on September 30th exchange rate and it is best for us to continue with the guidance as of that date. Having said that, on your question on whether this is how it will continue in future. I think it will depend on how the currency markets are. If the currency markets stabilize, we do not have to take a future call on currency, then we may probably come back and give you a guidance in the current exchange rate.

Bipu

Hi, Vishal, Bipu here. Just one question based on the spending pattern of your clients. Where do you see your strategy of renew and new is resonating with them in a sense that you added some 59 clients during the quarter. How many of them really are being serviced from your renewal forecast or the new service you are offering? And second thing is because now we are in January when the clients usually finalize their budgets, what are the indications you are getting from the global clients? Are the budgets going to be more than the previous year or it is going to be flattish and which are the areas they are generally going to spend those?

Vishal Sikka

Bipu, my sense of the renew/new is, in the case of clients it applies in a very simple way. They have this dual priority, they have existing systems and processes that they want to improve and renew to bring more efficiency and so forth. Typically in the case of IT, this takes a form of re-platforming systems to run on the Cloud or new open-source technologies, instrumenting systems for mobile access and analytics and things of this nature. But our renewal is about taking our existing services that we have offered for the last many years, Business Process Outsourcing Services, Infrastructure Management, IVS which is the Verification or QA Service, Application Development, Product Engineering and Package Implementations; each one of these we can renew and we have already started to renew on the basis of automation. So for example in IMS, we can bring more and more automation into the way that we manage Infrastructure for our clients. In IVS, in verification, we can use more and more advanced technologies to improve the verification of system to automate more and more verification of systems. In BPO, automation can take many different forms of rule-based systems or other ways of automation around language recognition, image recognition, things of this nature that can simplify and automate more and more repetitive parts of processes instead of having people do these. So the renewal of our existing services will lead to better productivity, better efficiency, more revenue per employee and things of this nature and this is how we would categorize renew. New things are the ones that are not yet there today and there are new kinds of solutions to new kinds of problems whether it is Design Thinking and solutions based on Design Thinking that we develop in new ways or open source technologies for doing Big Data. These are things that we did not do before. Here we can also bring new economics to our clients. So it is a very tangible way to improve the things that we have always done as well as augment those with new kinds of things. What was your second, I think the second…

Pravin Rao

On the budget side, it varies by industries. In the Financial Services, we expect budgets in Americas to be flat to marginally down. We expect budget to be up in Europe. If you look at Manufacturing at the sector level, we expect the budgets to be flat but in Automotive and high-tech, we expect budgets to move up whereas in Aerospace we expect the budget to be down. Energy and Utilities as well as in Telecom, given all the sectoral challenges going in those two industries, we expect the budgets to be down. Life Sciences, budgets will be same or marginally up. It is a mixed bag when you look it across the industries and in many cases, I think the budgets are still not finalized. Even in the Retail world, they will start the exercise now post the holiday sales. Holiday sales have been good. With the fuel prices down, there may be some expectation of spend coming back to retailers which could potentially result in them starting the spending cycle but it is early days because they will start the budgeting cycle now. So it is a mixed bag right now what we are seeing.

Participant

Hi Dr. Sikka, back to AI, that is my favorite topic. I wanted to know what sectors are going to be big with your push to AI. Do you see Retail or Manufacturing doing well and very specifically what challenges are you facing in this push to AI (Artificial Intelligence) and Machine Learning?

Vishal Sikka

My sense is that the biggest challenge is to ensure that people have the capabilities and have the know-how to apply right AI (Artificial Intelligence). AI (Artificial Intelligence) is an umbrella of technologies of various different sorts and to bring those technologies to a right problem is something that requires a lot of skill and this is going to become a next hot skill in the industry. So generating in those capabilities, teaching those capabilities is a big thing. Second bottleneck that I would see is to find the right problems where this technology can be applied. There are already many areas where this can be applied. For complex problems which require complex pattern recognition and things like this, I mentioned earlier an example where we do, where we test the stresses on the frames of an aircraft under extreme conditions and for this, normal technology, modeling technology is not enough. You cannot build, the traditional way to build this used to be to build numerical or quantitative models of the behavior of the plane under different circumstances. Now the planes are so sophisticated and the conditions that they are subjected to, we recently heard about the crash of this plane in Indonesia. So the circumstances to model are too sophisticated to create quantitative known models out of and therefore you use techniques like Neural Networks to create more stochastic or approximate models of the functioning of a complex system like an airplane under stress. So we have done a new approach to do this.

Another example is in the area of fraud detection for purchases in a Retail for a retailer. I mean, Retail as Pravin mentioned is under extreme pressure these days. Therefore operational efficiency in detecting fraud, in detecting opportunity whether it is to find likely customers or in protecting fraud from existing purchases is an extremely important area. More and more sophisticated techniques need to be used to detect fraud in Retail for example. We have built a system where we built a probabilistic network with different probabilities of various kinds of events and so forth for a large retailer to see if certain transactions are fraudulent or not. Again these technologies used to be more straight forward, rule-based, quantitatively modeled. Now they are becoming more and more approximate and so techniques like Bayesian Networks, Probabilistic Networks are necessary to do this. A totally different area is level 3 Helpdesk where typically people used to be there and this technology requires passing through lots of text, constructing possible answers for possible questions and this kind of a thing. So doing Helpdesk solutions, people are more exception managers but systems are answering the questions for people who are calling in. These kinds of things are necessary.

One area that we are very excited about is in the Insurance industry. We have done some work to analyze text automatically to extract from text whether there is an opportunity. So for example, if there is a hurricane and there is damage to buildings, this can be created as leads to an Insurance company to call certain people who might be affected or if there was a birth in a family which is there in news stories, then you can call those people because they might need new kind of insurance and things like that. Automatic extraction of hundreds or thousands of new stories to detect insurance opportunities is another one of these areas. There are many such problems for which AI (Artificial Intelligence) techniques can be applied but it is still a very specialized kind of a skill to find these problems. We have to train our consultants to get into these kinds of problem finding where you do not want to unnecessarily bring a technology like this to something where a simpler solution might be a good one. So these are some of the challenges that we see.

Madhavan

I have a question on relatedness. This is Madhavan from Hindustan Times. The point I want to ask is given the industry benchmarking with the leaders like TCS, there has been a volume driven growth on that side with twice as much headcount whereas you have been emphasizing on Artificial Intelligence, Automation and Innovation. The real question is apart from strategy, is there an emerging business model divergence within the industry landscape of services. In terms of pricing, apart from pricing issues, does this startup fund $500 mn mean that scope for capital gains increases more than the revenue cliff? Could you throw some light on that please?

Vishal Sikka

Yes, that is a very good question. I think that you will see new business models emerging in our world. We already see in many cases pricing based on volumes, pricing based on outcomes and things like that. In my sense, it is too small to quantify as a meaningful part of the business. But we are seeing handful of projects which cover different ways of pricing, different ways of creating project value and so on. More and more projects are going away from the traditional time and materials towards these new kinds of outcomes based. So overtime you will see this increase. We will have more to say about this quantitatively in April. But right now all I can do is confirm your thinking that new business models of this nature will emerge. And yes in the case of startup fund, obviously one very important way that we will measure the success of that is the capital gain and how the fund itself performs. I have done this before in a different life. But in addition to performance of the fund itself from a capital perspective, we are also keen to help participate in the success of startups as they become bigger companies, to help bring them more scale, help bring them more business, to help bring them more engineering, discipline and rigor and so forth, as an extension and amplification of their engineering teams and things like that. It is more than about capital gains, but capital gains is a fundamental part of it.

Participant

________________

Vishal Sikka

No, we have been dealing with this idea that our education has been a very valued commodity and so people are constantly looking for Infosys trained employees and that has been going on for a while and when we train thousands of people on Artificial Intelligence, many of those will also be in demand and we just see that as a kind of a necessary consequence of our excellence in education and we will deal with that. But to create a thing that here are the ‘renew’ crowd and there is the ‘new’ crowd, this is not something that is right. All of us have to find this within ourselves. Each one of us can renew the things that we do and find new things to do in parallel to that. It is not that there is going to be the ‘renew’ crowd in Infosys and the ‘new’ crowd in Infosys and if when you ask a question and I say no-no this is not for me, you have to ask the ‘new’ guys. This is a wrong way to think about things.

Pankaj

Hi, it’s Pankaj from ET. Just a follow-up question, so you made some comments about ‘yesterday’s services’ and how it will take long time to wind down. Now the last time we heard strategic shift in Infosys, there was Infosys 3.0 and then kind of a post-mortem of that we heard things like that the company ignored the bread and butter kind of services. They were commoditized but still they were ignored and that’s one of the reasons for why it kind of went through that period of slump. So when you make these comments about yesterday services and most of your commentary is about some of these new next generation services, you can’t wish away these so called ‘yesterday services’. I mean does it mean you are going to completely give up on those kind of services? Are you confident enough that the pace at which you are getting new kind of services will make up for loss of traditional businesses or what you describe as ‘yesterday services’? So if you kind of explain and clarify that will really help.

Vishal Sikka

I don’t even remember how long ago Infosys 3.0 was. It seems like it was long-long time ago, so I don’t even want to go there. I think the important thing to keep in mind with the renew and new is that of course the entire revenue that we have, almost the entire revenue is coming from today’s services which we are in the process of renewing. It is not like we just keep doing the same thing and then all of a sudden, a completely new way of doing things starts to produce all the revenue. When I refer to it as ‘yesterday services’, it is simply referring to the fact that this way of thinking where we deliver this downward spiral that I have referred to of continuously lowering cost, continuously faster hiring and jamming people into projects faster and faster. This is the wrong way to do things. But it is still the renewal of BPO, it is still BPO, it is a BPO with more and more automation, BPO with more and more next-generation capabilities. We have been working with one client in dramatically reducing the number of touches involved in processing and invoice. So touch-free invoicing is the goal and in some clients we see that number as high as 88% touch-free, 90% touch-free. In other clients we see the number is much lower 40%, 45%. We bring more Automation into the processes to see how much of that can be automated. Is that still traditional bread and butter service? Of course it is. So to lose sight of the traditional services and their renewals would be absolutely foolish and this is not what the renew-new strategy is all about. It covers the sum total of what we do today as well as augmenting that with new things. Each capability what we offer today, no matter what it is each of the service lines that we have from IVS, IMS, Business Process Outsourcing, Consulting and Package Implementations, Application Development, Product Engineering; Application Maintenance, Package Implementations, everything is going to go through this renewal based on automation and innovation. And that is today’s bread and butter, it will be better than today’s bread and butter. Does that make sense?

Sujit John

Yes. This is a question on attrition, this is John from the Times of India. Over the quarter both you, Vishal and Mr. Rao said that month-on-month attrition has been coming down. Now yet for the quarter as a whole the attrition is up to 20.4 from 20.1, even on a LTM basis I don’t understand the match behind this. If you are saying month-on-month will come down how is the quarter-for-quarter as a whole it’s higher in the September quarter?

Vishal Sikka

Let me tell you the simple math on this. The number of people leaving the company month-over-month is coming down fast. The number of people leaving the company quarter-over-quarter is coming down fast. In Q1, 10,600 people left the company, in Q2 10,100 people left the company so that is 500 below. In Q3, 8,090 people left the company so that was almost 12% below. So there is a marked reduction in attrition. We are very happy with that and that is clearly an evidence that the things and interventions and initiatives that we have taken have worked, there is no doubt about that. But we are not satisfied with where the number is at. We don’t want 8,900 people to leave the company in a quarter. We want this number to come down further to the tune of about 12% to 14% when you measure this as an LTM-type number. We expect that we will get to that in the next couple to three quarters. But there is no doubt, the statement that you made that the attrition has gone up, this is absolutely not the case, the number of attrition has been coming down and coming down very significantly.

Participant

No, no, in that sense then you should tell also month-by-month how much you are adding. This is not a fair way of putting it that only month-by-month you are leaving and all. And secondly sir, can I ask why are they leaving? You have not explained why people are leaving.

Rajiv Bansal

I’ll answer the attrition question first and then I will answer your question.. You have to understand when we calculate on LTM basis, if the attrition is high four quarters back, even if the attrition is low in the last quarter the numbers would not show. So when you look at on an annualized basis which means the last quarter attrition multiplied by four, it has come down from 21.1% in the last quarter to 18.2%. So there is a drop of about 300 basis points in attrition on an annualized basis and that is very significant. As Vishal was saying we have seen almost about 1,700 people reduction in attrition over the last two quarters.

As the question why people are leaving, as Vishal said in one of the interviews that we have the best training facility. We hire the best and the brightest people from the best engineering colleges and there is always a demand for our people among other competition. So you would always have people leave for better opportunities or the companies, for personal reasons, for higher education. If you ask me why do people leave, you would always see some level of people leave for some reasons but we would be more than comfortable if attrition comes down to 12% to 13% and that is what we are working towards.

Participant

Are you also implying that there is no involuntary attrition, there is no appraisal happening in the case of TCS?

Pravin Rao

There will always be involuntary attrition. At the end of training, we have some percentage of people who don’t make the cut, they leave. There are times when every year at the end of performance cycle, there are people who don’t measure up to expectations on a consistent basis. So there will always be some percentage of involuntary attrition but the significant percentage of attrition is voluntary. That’s why we say that it is still a continued source of worry for us and we have taken several measures. We will continue to take those measures and we are very hopeful over the next few quarters it should come down.

Participant

This also implies that the Infosys employees are very most sought after in the industry. As you said you are the best trained so you are training for the industry?

Pravin Rao

Yes.

Participant

Two things still I have not convinced maybe because you are also like me not so financial, fair enough. Relating, equating the revenue guidance, linking it to September exchange, whatever September-December doesn’t matter; it doesn’t actually gel with the kind of growth you had in quarter two and quarter three since you took over. You came in August, doesn’t matter. And then the way you have mentioned best in three years, best in five years and all the volume growth has gone up and all? Why is it not that the revenue guidance is maintained since April is the same unlike in the earlier past? And then you are liking it to the exchange which is non-operational. You mean to say your growth will be muted and utilized because of currency being so volatile, then what happens to your hedging, what happened to the hedging, you never say about the it, selectively you tell how much you hedge and what rate you hedge, no transparency in this because nobody is asking. Tell me in simple words, so that we can write for readers, don’t put anything technical. We don’t want knowledge from you, reasons we have to explain to readers or your investors.

Rajiv Bansal

Sir, now you have picked up an issue which is as complex as currency and forex and then you say explain in simple language. Let me try. The question was for Mr. Vishal

Vishal Sikka

Rajiv addressed the hedging part in the Earnings Call that we had earlier. You see in a services company, right now we have more than 20,000 projects that are underway and most of these projects started months ago. If you just look at the performance of the services company, vast majority of the revenues that we are seeing are coming in from work that was done in the past. Over the course of the quarter, we influenced that by bringing in additional new projects which start, by expanding the scope of existing projects, by finishing projects faster and so forth. There is a limited amount of change that you can make to the financial performance of the company in the short-term. This is just a basic operation of the business. On top of it, there are negative effects from currency which are huge in this case, there are negative effects from some projects and some industries slowing down or stopping that you then have to compensate for and get additional ones and things like that. That is generally the reason why the performance that was given at the beginning of the year 7%-9% has by and large stayed where it has. Am I happy with it? Of course not. I would love to see more. But it is quite amazing to see how the team has rallied and increased utilization to now 82.7%, how we have seen margins grow. And Q3 is traditionally the weakest of the four quarters because of the Christmas holidays and Thanks Giving holidays and all these furloughs in Manufacturing industry and things like this. Despite that, to see such a large volume growth, I mean in the last year’s Q3 you can see how much volume growth we had, that is quite an amazing achievement by our team and that is due to the performance of our team and what they have done in the quarter. Utilization, we have now taken to a level that is highest in 11 years. So that is a good performance. But as a result of this and then on top of this, we have the headwinds from currency which are quite strong in the performance that you see. So we are quite happy overall with the performance and of course our wish is to do much better.

And then hedging, this is a key part of the financial operation of the company and this is something that Rajiv has a very capable group of people who focus exclusively on this and he can actually share more details on that.

Participant

I was busy filing the story I could not hear investors could not pay attention to. Couple of things is, how is the outlook for the economy and the industry, not particularly Infosys. You will coming out with your guidance for next year, I hope so, not like totally you give up like TCS. How is the outlook and then with the fuel prices coming down because the reason they give is there is a slack in global economy, supplies have not come down, whether it will have any kind of positive or what kind of impact?

Vishal Sikka

Sir I said earlier that I am a technology renovation services company, not a currency speculator. I would say the same to grand forecast on the state of the economy. I am perhaps the wrong person to ask that.

Participant

I am talking from an industry point of view.

Vishal Sikka

We can comment on the evolution of the IT and the software-oriented expenses in different industries. Perhaps Pravin you can talk about the Energy industry and what is happening in this regards.

Pravin Rao

In the Energy industry there is tremendous pressure because the oil price has come down below $50. At present, in some sense there is a state of panic. We have seen some postponement of projects and we have seen some request for rate cuts and so on. At least from an Energy industry perspective, at least for the near-term till they come to grapple with the new situation, we will continue to expect some volatility. But this also in some sense translates into an opportunity but that will take a period of time to convert this into an opportunity. But there is also relative effect. For instance today consumer spending is limited and a lot times a big percentage of consumer spending gets taken away by fuel and other things. If fuel price is coming down, one could potentially argue that people will have more disposable income to spend, that could mean uptick in Retail. These are early days, we are hopeful that this will probably translate into more spending in Retail, spending coming back to Retail which has been struggling for the last few quarters and so on. There are multiple forces at play. At times it is very difficult to play and the rate at which oil prices are dropping is also so dramatic. It is very difficult to see whether it hit the bottom, whether it will go down further, what the reactions are.

Participant

But why only you are singling out focusing or limiting it to consumer spending and all, it will have a cascading positive effect on all other verticals, because there will be more even with enterprises to spend.

Vishal Sikka

More broadly, my sense is that every industry is going through a very significant disruption and almost all businesses that I have talked to, in various ways are dealing with the impact of digital technology of computing of software. Therefore, I see a tremendous need for innovative things which impact the next generation strategies of business, I actually see a tremendous need for that. It is true as Pravin said that IT budgets for the known things that we have already budgeted so far and so forth, those are under tremendous pressure because in many ways those were designed for things that are continuing from the past and we have to deal with them in the ways that we have dealt with in the past. There is an ongoing pressure on those and we have to differentiate with better automation and things like that. But the need for new kinds of things, new ways to help businesses in new areas, this is something that I see a dramatic need for that in almost every business. Our endeavor is to while renewing our existing services quickly, build competencies in these new areas which are very strategic to the future of companies. That is why you will see us do more and more in these new areas going forward.

Participant

Hey, here is a follow-up question on involuntary attrition. We get to hear about large scale involuntary attrition in some of your peers in the industry so would like to know what is the situation with Infosys? Do you see involuntary attrition going up substantially?

Vishal Sikka

This is layoff right? Involuntary attrition, there are so many negatives in the air that it is making my head spin and not only because you are behind me. We are not going to do a layoff. We just rewarded our top 2% of the employees with iPhones and so forth. So no, there are no layoffs happening at Infosys.

Bipu

Dr. Sikka, Bipu here once again, just one follow-up question. Actually, I think in one of the earlier interactions here you said at least you are the one who doesn’t believe in enhancing utilization, productivity, you don’t want the employees to be stressed out. It is not healthy sign for any corporate. Now we are talking about utilization is 11 years high or something and I think I heard you in Analyst Call even it can be raised further so you have got aligned to the new scheme of things. May I know your comments sir?

Pravin Rao

No, increased utilization doesn’t mean that people are working long hours or anything, they are doing productive work right. I don’t think there is any disconnect between what he said and what it is

Pravin Shirish

Pravin Sirish here from Bloomberg. Just a quick question on the Energy industry which we are talking about, are you people sort of ready for a possible Black Swan kind of situation in the Energy industry with oil prices you mentioned continuing to go down. Supposing a couple of clients in the traditional oil field industry or clients are beginning to sort of have to look at liquidation or bankruptcy or whatever. Are you all possibly looking for situations where are you all prepared that if the bottom goes out of the Energy industry some say six clients or three clients or whatever x number, how prepared would you be to lose that revenue or whatever business you get from them?

Vishal Sikka

So far we don’t anticipate such a catastrophic scenario happening. We are not thinking about it in that regard. Our sense is I mean we have seen over the last decade many periods like this of volatility and things tend to stabilize over time. Beyond that I will say that the need for value to businesses, innovation and so on, whether it is on the cost side or on the opportunity revenue side is always there, whether the times are good or bad in various degrees. I am not thinking about these events as a catastrophic scenario. We are not planning it accordingly yet at least. We don’t see signs or any need to think of it in those terms yet.

George Thomas

I have a question, I am George Thomas from Deccan Herald. Looking at your revenues by geographical segment, we see that still it’s the same story with North America leading. So historically IT companies in India have spoken about trying to diversify but we don’t see that happening here. My question is, your focus on Artificial Intelligence, Automation, etc., won’t it be leading you further into the North American market only because historically in Europe, Automation, Artificial Intelligence, etc., happens or is made possible only when you lay off employees because of social security and other measures in Europe. America is more of a market which is attuned to that, so won’t it be a trap that way for you?

Vishal Sikka

See, I absolutely don’t subscribe to the notion that Artificial Intelligence comes at the expense of regular jobs. That is a short-sighted view of the opportunity with AI (Artificial Intelligence) and the effect of AI. There are two different parts to your question – one is around global diversification and growing in other areas and other one is around AI (Artificial Intelligence). So I have written about this a lot. I have worked on this of course better part of my adult life. I see AI (Artificial Intelligence) as helping amplify our humanity, as helping us become more productive. All technology has always aspired to help us do that, we are all right now sitting in the room surrounded by technology that did not exist and it ends up helping us do more, as Prof. Mashelkar said, “More with less for more”. AI (Artificial Intelligence) is just another one of these long cycle of technologies that improves human productivity and so forth. No matter how intelligent a software system gets, at least for the foreseeable future I don’t see a system that is going to replace human creativity, human ingenuity and human imagination. The need for us to be creative, for us to be innovative will continue to be there certainly for as far as I can see. Therefore I don’t see that as a factor in how systems and business needs evolve over the next horizon.

With regard to the diversification, you are absolutely right. It happens to be the case that the market for our kind of services is the largest in the US but we are very excited about Europe. We are very excited about growth in countries including our own home country here in India. I believe that China can be at least 10x larger for Infosys than it is presently, Japan can be massively larger, Latin America and the Middle East can have tremendous growth. Yes, one of the things that you should expect to see from us in April is better articulation and a more precise articulation of how we see emergence of our business in different parts of the world. But for sure we are not trying to grow just in America and not in other parts of the world.

Participant

Also, one last thing on the India business, it has not been a big area of focus for you so far but you have been meeting the Minister on Digital India, now they have also announced GST. Are these opportunities that you see going forward, what’s your take?

Vishal Sikka

I mean for sure we see great opportunity within India itself and we have had some growth in last quarter in India and so on. There is of course need to serve the Indian companies. But the much bigger opportunity that I see in us is collectively serving the needs of the broader planet. I think that that is something that we can be very distinguished in, we can grow the software competency, the knowledge competency in India to a level where we can be the best at that and help change many of these industries by using the power of what is available in India. Growing within India to some degree, while it is important, but would miss the point. The point here is more to collect together the innovation capability in India and serve the broader rest of the world.

Varun Sood

Hi Vishal, Varun Sood from Economic Times, two questions here. We have heard about the AI (Artificial Intelligence), the next generation technologies and we understand the training is going on as of now. But how we look at some of your competitors most of them have also made IP-related products which they internally use and then they take it to their clients. You are not ready to talk about investments, that’s fair. But at least give us a timeframe say in two years, three years by when Infosys would have those IP-led products in place which it would be using internally as it automates some of their services or maybe it can even take it to its clients because some of your competitors have been using it and they have been working in this field for years now. The second question is, or do you want to answer this first?

Pravin Rao

We do have IP-related Automation. We are using it, we have deployed it fairly extensively in the BPO space, we have deployed it in Application Management space, in the Testing space. Now we have started looking at Package Implementations as well in terms of how we can use this automation to improve upgrades, quality of upgrades, speed-to-market and so on. So I think it is wrong to say we don’t have, we do have and we are extremely competitive and that’s one of the reasons why upfront when we bid we are able to bid very aggressively for many of these projects and commit to 30% - 40% upfront productivity improvement because we have this IP where we can do this Automation. Most of the things which we are doing and which probably competition is also doing is also more a rule-based Automation and we have very little application of Cognitive Intelligence and real Artificial Intelligence. That is where we are focusing on. I am sure many of our peers will also be focusing on this because this is where what the industry needs today and who ever does well and succeeds will definitely benefit in the medium to long-term.

Varun Sood

The second question is that as you are more focused on these next generation technologies and at the same time you are also focusing on bread and butter deals, last year the timeline what was given by the management was that it is going to take at least three years. Now some of your peers who focused on these next generation technologies seem to have missed the bus, they are in that perennial work-in-progress if you could say so. Won’t you concede that giving any timelines as of now is also risky but more than risky what do you think by when can we at least expect Infosys to have annual growth of say which meets the NASSCOM guidance of 13%? is it 2017, is it 2020, what is it?

Vishal Sikka

By the way, to add to what Pravin said to your previous question. We have a world class IP-based product in Finacle with services around it which we are very proud of and continues to be the best product in the industry in core banking. We had an amazing quarter, 5% quarter-on-quarter growth (constant currency) in Finacle in Q3 and EdgeVerve which is now starting to reach scale. I had an amazing session with the EdgeVerve team day before yesterday in their great new space here in Bangalore. We have a tremendous competency and interest in augmenting our humanity with intellectual property and software-based services and so forth.

To your second question, I think our answer is very straight forward. We had started on a three year journey in the June of 2013, so that would be June of 2016. This is the timeline that we have been maintaining to get back to the industry-leading growth at a consistent high profitability that we have talked about and we look forward to sharing more quantitatively the impact of these various initiatives and what kind of a model we can create to give you better guidance on how to expect growth in different areas and how much will be ‘renew’ and how much ‘new’ and so forth in April.